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                                                                    EXHIBIT 23.2


                        Consent of Independent Auditors


We consent to the reference to our firm under the caption "Experts" and to the use of our report dated January 24, 2000, except for Note 20 as to which the date is February 23, 2000, with respect to the consolidated financial statements and schedule of Smurfit-Stone Container Corporation and our report dated
January 24, 2000, except for Note 19, as to which the date is February 23, 2000, with respect to the consolidated financial statements and schedule of Stone Container Corporation in Amendment No. 1 to the Registration Statement
(Form S-4) and the related Prospectus of Smurfit-Stone Container Corporation for the registration of 5.6 million shares of its preferred stock.

                                       /s/ Ernst & Young LLP

St. Louis, Missouri
September 19, 2000